Filed by CVS Corporation
pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Caremark Rx, Inc.
Commission File No.: 001-14200

CVS Urges Caremark Shareholders to Vote for Immediate Value and Long-Term Growth and against Uncertainty and Risk

Pleased With ISS Recommendation; Comments on Express Scripts' Proxy Statement

WOONSOCKET, RI, March 14, 2007 - In advance of the CVS Corporation (NYSE: CVS) and Caremark Rx, Inc. (NYSE: CMX) shareholder meetings scheduled for tomorrow and Friday, respectively, CVS today reiterated the benefits of its merger with Caremark. CVS urged Caremark shareholders to vote for the certainty, value and long-term opportunities presented by the CVS/Caremark merger. CVS also commented on today’s filing by Express Scripts of its preliminary proxy statement and pointed out that voting against the transaction would leave Caremark shareholders with substantial uncertainty and risk.

The substantial benefits of CVS/Caremark offered to shareholders were further underscored on March 12th when Institutional Shareholder Services recommended that Caremark shareholders vote to approve the proposed merger with CVS.  Benefits of the CVS/Caremark merger include:

Certainty

•	A transaction that has cleared all necessary regulatory hurdles and is poised to close immediately following CVS and Caremark shareholder approvals.

Immediate Value

•
A best and final offer that includes a special cash dividend of $7.50 per share payable at or promptly after closing of the merger to Caremark shareholders of record as of the close of business on the day immediately preceding the closing date.

•	A cash tender offer promptly following the closing of the CVS/Caremark merger for 150 million (or about 10%) of its outstanding shares at a fixed price of $35 per share.
•	A merger that is solidly accretive to earnings and cash flow in 2008 and growing thereafter.

Long-Term Opportunity

•	Conservatively estimated annual cost synergies in excess of $500 million.
•	Between $800 million and $1 billion in incremental revenues in 2008 and significantly more thereafter.
•	Combined company to maintain a solid investment grade rating.

EXPRESS SCRIPTS’ PRELIMINARY PROXY STATEMENT REINFORCES CONDITIONALITY AND RISK INHERENT IN ITS HOSTILE OFFER

CVS asked Caremark shareholders to consider the remarkable number of conditions set forth in the preliminary proxy statement filed by Express Scripts with the SEC earlier today. In that regard, Caremark shareholders should review the section entitled “Conditions to the Exchange Offer” on page 16 of the Express Scripts filing. The conditions range from needing FTC approval, which in light of the FTC’s recently issued second request is several months away if it occurs at all; to approval of Express Scripts’ shareholders; to its lenders having the unilateral right to cancel funding for the transaction if they find anything in due diligence not to their liking. CVS believes that these conditions will give Express Scripts the chance to walk away from Caremark shareholders at Express Scripts’ discretion, leaving them with a damaged company and potentially no deal at all.

“We want to thank shareholders of both CVS and Caremark for the support they have shown us throughout this whole process,” said Tom Ryan, Chairman, President and CEO of CVS. “The CVS/Caremark merger is by far the best option available for Caremark shareholders, and Institutional Shareholder Services’ support only serves to underscore the benefits of our transaction. We look forward to closing our merger with Caremark immediately following approval by the CVS and Caremark shareholders.”

About CVS

CVS is America's largest retail pharmacy, operating approximately 6,200 retail and specialty pharmacy stores in 43 states and the District of Columbia. With more than 40 years of dynamic growth in the retail pharmacy industry, CVS is committed to being the easiest pharmacy retailer for customers to use. CVS innovatively serves the healthcare needs of all customers through its CVS/pharmacy stores; its online pharmacy, CVS.com; its retail-based health clinic subsidiary, MinuteClinic; and its pharmacy benefit management, mail order and specialty pharmacy subsidiary, PharmaCare. General information about CVS is available through the Investor Relations portion of the Company's website, at http://investor.cvs.com, as well as through the pressroom portion of the Company's website, at www.cvs.com/pressroom.

Certain Information Regarding the Tender Offer After Closing of the Merger

The information in this press release describing CVS’ planned tender offer following closing of the CVS/Caremark merger is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of CVS/Caremark’s common stock in the tender offer. The tender offer will be made only pursuant to the Offer to Purchase and the related materials that CVS/Caremark will distribute to its shareholders and only if the CVS/Caremark merger is consummated. Shareholders should read the Offer to Purchase and the related materials carefully because they contain important information, including the various terms and conditions of the tender offer. Subsequent to the closing of the CVS/Caremark merger, shareholders of CVS/Caremark will be able to obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase and other documents that CVS/Caremark will be filing with the Securities and Exchange Commission from the Commission’s website at www.sec.gov. Shareholders may also obtain a copy of these documents, without charge, from Morrow & Co., Inc., the information agent for the tender offer, toll free at 1 (800) 245-1502 when these documents become available. Shareholders are urged to carefully read these materials prior to making any decision with respect to the tender offer. Shareholders and investors who have questions or need assistance may call Morrow & Co., Inc., the information agent for the tender offer, toll free at 1 (800) 245-1502.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about CVS and Caremark. When used in this document, the words "anticipates", "may", "can", "believes", "expects", "projects", "intends", "likely", "will", "to be" and any similar expressions and any other statements that are not historical facts, in each case as they relate to CVS or Caremark or to the combined company, the management of either such company or the combined company or the transaction are intended to identify those assertions as forward-looking statements. In making any of those statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements, including, without limitation, statements relating to anticipated accretion, return on equity, cost synergies, incremental revenues and new products and offerings, are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of CVS and Caremark, including macroeconomic condition and general industry conditions such as the competitive environment for retail pharmacy and pharmacy benefit management companies, regulatory and litigation matters and risks, legislative developments, changes in tax and other laws and the effect of changes in general economic conditions, the risk that a condition to closing of the transaction may not be satisfied, the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated and other risks to consummation of the transaction. The actual results or performance by CVS or Caremark or the combined company, and issues relating to the transaction, could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of CVS or Caremark, the combined company or the transaction.

Important Information for Investors and Stockholders

A Registration Statement on Form S-4, containing a joint proxy statement and prospectus relating to the proposed merger of Caremark and CVS, was declared effective by the Securities and Exchange Commission on January 19, 2007. CVS and Caremark urge investors and shareholders to read the joint proxy statement/prospectus and any other relevant documents filed by either party with the SEC because they will contain important information.

Investors and shareholders may obtain the joint proxy statement / prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by CVS will be available free of charge on the investor relations portion of the CVS website at http://investor.cvs.com. Documents filed with the SEC by Caremark will be available free of charge on the investor relations portion of the Caremark website at www.caremark.com.

CVS and certain of its directors and executive officers are participants in the solicitation of proxies from the shareholders of CVS in connection with the merger. A description of the interests of CVS’s directors and executive officers in CVS is set forth in the proxy statement for CVS’s 2006 annual meeting of shareholders, which was filed with the SEC on March 24, 2006 and in the joint proxy statement/prospectus referred to above. Caremark, and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from its shareholders in connection with the merger. A description of the interests of Caremark’s directors and executive officers in Caremark is set forth in the proxy statement for Caremark’s 2006 annual meeting of shareholders, which was filed with the SEC on April 7, 2006 and in the joint proxy statement/prospectus referred to above.

CONTACT: CVS Investors: Nancy Christal, 914-722-4704 or Media: Eileen Howard Dunn, 401-770-4631